Filed by: Darling International Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     Subject Company: Darling International Inc.
                                                   Commission File No: 000-24620


On December 22, 2005, National By-Products, LLC distributed the following to its employees and their families:


                   [LETTERHEAD OF NATIONAL BY-PRODUCTS, INC.]


DATE:         December 21, 2005

TO:           National By-Products employees and their families

FROM:         Mark Myers, President and CEO

SUBJECT:      The Future

         National By-Products recently announced its intention to sell the company to Darling International, Inc., the largest publicly traded, food processing by-products recycling company in the United States.

         This is an exciting step for our company and a great opportunity to combine the assets and employees of our two companies! The combination of our midwestern facilities with Darling's nationwide network of facilities will significantly strengthen the operational capabilities of both companies and provide for greater diversity of raw material supply.

         We are equally excited about combining the employees of both companies. Your capabilities, efforts, and dedication are key reasons why our company has been successful and is a key reason why Darling pursued our company. I want to thank you for making this possible and I hope you share my enthusiasm for combining the employees of these two strong companies. Darling management shares my enthusiasm and they look forward to the possibilities of one larger, stronger company.

         After the transaction is completed, which is expected to occur in the first half of 2006, the combined company will have annual sales in excess of $500 million, more than 1,900 employees, and 86 facilities located across the United States. Together, we will have the scale, industry expertise, and employee capabilities to realize improved operating efficiencies and pursue exciting new growth opportunities.

         Over the next several months, normal operations will continue as they have in the past, but we will be developing plans for post-transaction operations. For example, new computer operating systems will need to be installed at all NBP locations. Throughout this time, we will be working with Darling personnel to finalize our blueprint for the combined organization. In light of the similarities between our operations and business models, we expect the process of integrating our businesses to be a smooth one. Although we do not anticipate significant workforce reductions, there is likely to be some consolidation of functions as we go forward. We will keep you informed as our plans progress.

         DARLING WILL FILE A PROXY STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THAT DOCUMENT, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THAT DOCUMENT (WHEN IT BECOMES AVAILABLE) AND OTHER DOCUMENTS FILED BY DARLING WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS (WHEN IT BECOMES AVAILABLE) AND THE OTHER DOCUMENTS FILED BY DARLING MAY ALSO BE OBTAINED FREE FROM DARLING BY CALLING JOHN MUSE OR BRAD PHILLIPS AT (972) 717-0300.